UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Xeris Pharmaceutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98422L107
(CUSIP Number)

June 30, 2020
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP NO. 98422L107	Page 2 of 10 Pages

1.	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

                              a.   [   ]
                              b.   [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		2,487,581
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,487,581
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,487,581
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.26%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 98422L107	Page 3 of 10 Pages

1.	Names of Reporting Persons

GEORGE SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

                              a.   [   ]
                              b.   [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 2,487,581
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		2,487,581

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,487,581
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.26%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 98422L107	Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Xeris Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

180 N. LaSalle Street, Suite 1600
Chicago, Illinois 60601

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Soros Fund Management LLC (“SFM LLC”); and

(ii)	George Soros.

This statement relates to Shares (as defined herein) and Shares issuable upon the conversion of 5.00% Convertible Senior Notes due 2025 of the Issuer (the “Convertible Notes”) held for the accounts of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”) and Shares and Shares issuable upon the conversion of Convertible Notes held for a certain other fund/account (the “Managed Account”).  SFM LLC serves as investment manager to Quantum Partners and the Managed Account.  As such, SFM LLC has been granted investment discretion over portfolio investments, including the securities of the Issuer, held for the accounts of Quantum Partners and the Managed Account.  George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the Manager of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 29th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

(i)	SFM LLC is a Delaware limited liability company; and

(ii)	George Soros is a United States citizen.

CUSIP NO. 98422L107	Page 5 of 10 Pages
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Shares”).
Item 2(e).	CUSIP Number:
98422L107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,487,581 Shares, which includes (i) 188,020 Shares and 2,121,895 Shares issuable upon the conversion of Convertible Notes held for the account of Quantum Partners and (ii) 11,980 Shares and 165,686 Shares issuable upon conversion of Convertible Notes held for the Managed Account.

Item 4(b).	Percent of Class:

As of the date hereof, assuming full exercise of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.26% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	2,487,581
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,487,581
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 98422L107	Page 6 of 10 Pages

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	2,487,581
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	2,487,581

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners and the Managed Account are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares and Shares issuable upon conversion of Convertible Notes held for the accounts of Quantum Partners and the Managed Account, as applicable, in accordance with their ownership interests in Quantum Partners and the Managed Account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 98422L107	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2020	SOROS FUND MANAGEMENT LLC

By: /s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: July 10, 2020	GEORGE SOROS

By: /s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 98422L107	Page 8 of 10 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of July 10, 2020, by and between Soros Fund Management LLC and George Soros	9
B.	Power of Attorney, dated as of February 11, 2020, granted by George Soros in favor of Boyd M. Johnson III, Michael Adams, Thomas O’Grady, Regan O’Neill, John DeSisto and Michael Flynn	10

CUSIP NO. 98422L107	Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.0001 per share, of Xeris Pharmaceuticals, Inc., dated as of July 10, 2020, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 10, 2020	SOROS FUND MANAGEMENT LLC

By: /s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: July 10, 2020	GEORGE SOROS

By: /s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 98422L107	Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of BOYD M. JOHNSON III, MICHAEL ADAMS, THOMAS O’GRADY, REGAN O’NEILL, JOHN DESISTO and MICHAEL FLYNN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 24th day of November, 2015 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 11th day of February, 2020.

GEORGE SOROS

/s/ Maryann Canfield
Maryann Canfield
Attorney-in-Fact for George Soros